UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Otonomo Technologies Ltd.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
M7571L103
(CUSIP Number)
March 10 , 2022
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[ x ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M7571L103
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Mithaq Capital SPC 00-0000000
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 13,404,308
(6) Shared Voting Power 0
(7) Sole Dispositive Power 13,404,308
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 13,404,308
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 10.14%
(12)	Type of Reporting Person (See Instructions) CO

CUSIP No. M7571L103
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Turki Saleh A. AlRajhi
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Saudi Arabia
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 13,404,308
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 13,404,308
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 13,404,308
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 10.14%
(12)	Type of Reporting Person (See Instructions) IN

CUSIP No. M7571L103
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Muhammad Asif Seemab
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Pakistan
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 13,404,308
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 13,404,308
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 13,404,308
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 10.14%
(12)	Type of Reporting Person (See Instructions) IN

Item 1.
(a) Name of Issuer
Otonomo Technologies Ltd.
(b) Address of Issuer's Principal Executive Offices
6 ABBA EBAN BLVD.,
HERZELIYA PITUACH, Israel, 467256

Item 2.
(a) Name of Person Filing
This Amendment No. 3 amends the Schedule 13G (Amendment No. 2) filed on February 11, 2022 ("Amendment #2 to Schedule 13G") which amended the Schedule 13G filed on August 24, 2021 (the "Original Schedule 13G"). This statement of beneficial ownership on Schedule 13G relates to the Ordinary Shares of Otonomo Technologies Ltd. Unless specifically amended hereby, the disclosures and statements set forth in the Original Schedule 13G remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Original Schedule 13G. The purpose of this Amendment No. 3 is to report that the ownership in the Ordinary Shares of Otonomo Technologies Ltd has crossed the 10% threshold.
(b) Address of Principal Business Office or, if none, Residence
See Original Schedule 13G.
(c) Citizenship
See Original Schedule 13G.
(d) Title of Class of Securities
Ordinary Shares
(e) CUSIP Number
M7571L103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)
[   ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)
[   ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)
[   ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)
[   ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)
[   ]
An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)
[   ]
An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)
[   ]
A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)
[   ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)
[   ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)
[   ]
Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.
(a) Amount beneficially owned:
13,404,308
(b) Percent of class:
10.14%

All percentages referred to on the cover pages are based on 132,214,733 Shares issued and outstanding as of March 10, 2022 as filed with the Securities and Exchange Commission.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
Reporting Person: Mithaq Capital SPC: 13,404,308
Reporting Person: Turki Saleh A. AlRajhi: 0
Reporting Person: Muhammad Asif Seemab: 0
(ii) Shared power to vote or to direct the vote
Reporting Person: Mithaq Capital SPC: 0
Reporting Person: Turki Saleh A. AlRajhi: 13,404,308
Reporting Person: Muhammad Asif Seemab: 13,404,308
(iii) Sole power to dispose or to direct the disposition of
Reporting Person: Mithaq Capital SPC: 13,404,308
Reporting Person: Turki Saleh A. AlRajhi: 0
Reporting Person: Muhammad Asif Seemab: 0
(iv) Shared power to dispose or to direct the disposition of
Reporting Person: Mithaq Capital SPC: 0
Reporting Person: Turki Saleh A. AlRajhi: 13,404,308
Reporting Person: Muhammad Asif Seemab: 13,404,308

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A

Item 8. Identification and Classification of Members of the Group.
N/A

Item 9. Notice of Dissolution of Group.
N/A

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   March 11, 2022

By:	/s/ Turki Saleh A. AlRajhi

Name: Turki Saleh A. AlRajhi
Date:   March 11, 2022

By:	/s/ Muhammad Asif Seemab

Name: Muhammad Asif Seemab
Date:   March 11, 2022
Mithaq Capital SPC
By:	/s/ Turki Saleh A. AlRajhi

Name: Turki Saleh A. AlRajhi
Title: Director
Date:   March 11, 2022
Mithaq Capital SPC
By:	/s/ Muhammad Asif Seemab

Name: Muhammad Asif Seemab
Title: Director